Quanta Centre, Inc.

Balance Sheet - As of December 31, 2021

ASSETS	
Current Assets	
Bank Accounts	
Bank – checking	3,632.67
- savings	100.00
Total Bank Accounts	3,732.67
Other Current Assets	
Inventory	445.68
Total Other Current Assets	**$ 445.68**
Total Current Assets	**$ 4,178.35**
Fixed Assets	
Software	4,040.00
Website development	3,990.50
less depreciation	-3,828.00
Total Fixed Assets	**$ 4,202.50**
Deferred Tax Asset*	**$ 4,222.95**
TOTAL ASSETS	**$ 12,603.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Card	2,244.37
Total Current Liabilities	**$ 2,244.37**
Total Liabilities	**$ 2,244.37**
Equity	
Capital plus additional paid in capital	34,290.00
Retained Earnings	-7,528.68
Net Income	-16,401.89
Total Equity	**$ 10,359.43**
TOTAL LIABILITIES AND EQUITY	**$ 12,603.80**

Quanta Centre, Inc.

Profit and Loss - January - December 2021

Income	
Commission	28.21
Sales	49.35
Total Income	**$77.56**
Cost of Goods Sold	
Closing stock	-445.68
Purchase	536.96
Total Cost of Goods Sold	**$91.28**
Gross Profit	**-$13.72**
Deferred Tax Benefit	**$2,894.55**
Total Revenue	**$2,880.83**
Expenses	
Advertising & Marketing	532.65
Consultancy charge	9,110.50
Domain renewal charge	41.57
Finance Cost	159.50
Depreciation expense	1,143.00
Insurance	1,133.00
Monthly server charges	371.36
Hosting charges	3,410.00
Quick Books software charges	257.50
Registration fees	757.00
Server Administration Charge	910.00
Server Renewal	242.00
Shipping charge	187.65
Telephone Expense	37.99
Website testing charge	164.00
Website-AMC	825.00
Total Expenses	**$19,282.72**
Net Operating Income	**-$16,401.89**
Net Income	**-$16,401.89**

Deferred Tax Benefit (NOLs)

Year	NOL	Tax Rate	Deferred
2018	1,154.00	0.15	173.10
2019	4,942.00	0.15	741.30
2020	2,760.00	0.15	414.00
2021	19,297.00	0.15	2,894.55
			4,222.95

